F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                       OMB APPROVAL
     no longer subject                       OMB Number                3235-0287
     to Section 16                           Expires:          December 31, 2001
                                             Estimated ave. burden
                                             hours per response _____        0.5

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940

----------------------------------------------------------------------------------------------------------------------------
1.Name and Address of                   2.Issuer Name and Ticker                        6.Relationship of Reporting
  Reporting Person*                       or Trading Symbol                               Person to Issuer (check
                                                                                          all Applicable)
                                          FelCor Lodging Trust
                                          Incorporated (FCH)

O'Brien                  Richard    J.                                 12/2001              Director         10% Owner
---------------------------------------  -----------------------    -----------------   ---               ---
     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for   X  Officer           Other
                                              of Reporting Person        Month/Year     ---               ---
                                              (Voluntary)                              (give title below) (specify below)


545 E. John Carpenter Frwy., Suite 1300                                                   Exec. Vice President & CFO
---------------------------------------------------------            ----------------     ------------------------------------
     (Street)                                                        5. If Amendment,
                                                                        Date of Original      7.Individual or Joint/Group
                                                                        (Month/Year)            Filing (Check Applicable
Irving                   TX             75062-0000                                              Line)
--------------------------------------------------------
     (City)                (State)          (Zip)
                                                                                               X  Form filed by One
                                                                                              --- Reporting Person

                                                                                                  Form filed by More
                                                                                              --- than One Reporting Person


--------------------------------------------------------------------------------
Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
--------------------------------------------------------------------------------

1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                ---------------------------------------------------
                                                                                                           (A)
                                                                         Code    V            Amount       (D)  Price

  Common Stock                              12/04/01                   A (1)               25,000           A      $0
---------------------------------------  -------------------          ------- -----     ----------------  ----  ---------

---------------------------------------  -------------------          ------- -----     ----------------  ----  ---------

---------------------------------------  -------------------          ------- -----     ----------------  ----  ---------

---------------------------------------  -------------------          ------- -----     ----------------  ----  ---------

---------------------------------------  -------------------          ------- -----     ----------------  ----  ---------


5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
    Beneficially Owned at                       Direct (D) or                               Beneficial Ownership
    at End of Month                             Indirect (I)                                (Inst. 4)
    (Inst. 3 & 4)                               (Inst. 4)

   25,000                                            D
---------------------------------------      ------------------------------             -----------------------------

---------------------------------------      ------------------------------             -----------------------------

---------------------------------------      ------------------------------             -----------------------------

---------------------------------------      ------------------------------             -----------------------------

---------------------------------------      ------------------------------             -----------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


--------------------------------------------------------------------------------
             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
--------------------------------------------------------------------------------
1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V

Stock Option                                      $15.62                  12/04/01                    A
------------------------------------------     --------------------    ----------------          ---------------
Stock Option                                      $23.56                  12/04/01                    A
------------------------------------------     --------------------    ----------------          ---------------
Stock Option                                      $22.56                  12/04/01                    A
------------------------------------------     --------------------    ----------------          ---------------
Stock Option                                      $22.56                  12/04/01                    A
------------------------------------------     --------------------    ----------------          ---------------
Stock Option                                      $22.56                  12/04/01                    A
------------------------------------------     --------------------    ----------------          ---------------
Stock Option                                      $22.56                  12/04/01                    A
------------------------------------------     --------------------    ----------------          ---------------

------------------------------------------     --------------------    ----------------          ---------------

------------------------------------------     --------------------    ----------------          ---------------




5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

-------------------------------------------------------------------------------------------------------------------
       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares

   25,000                                   11/07/05 (2)     11/07/11             Common Stock        25,000
-----------------  -----------------        ------------  -------------         --------------    -----------------
   20,000                                   06/04/02 (3)     06/04/11             Common Stock        20,000
-----------------  -----------------        ------------  -------------         --------------    -----------------
   20,000                                   06/04/03 (3)      06/04/11             Common Stock        20,000
-----------------  -----------------        ------------  -------------         --------------    -----------------
   20,000                                   06/04/04 (3)      06/04/11             Common Stock        20,000
-----------------  -----------------        ------------  -------------         --------------    -----------------
   20,000                                   06/04/05 (3)      06/04/11             Common Stock        20,000
-----------------  -----------------        ------------  -------------         --------------    -----------------
   20,000                                   06/04/06 (3)      06/04/11             Common Stock        20,000
-----------------  -----------------        ------------  -------------         --------------    -----------------

-----------------  -----------------        ------------  -------------         --------------    -----------------

-----------------  -----------------        ------------  -------------         --------------    -----------------






8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)

    $0                          25,000                                       D
-----------------------    -----------------------------------    --------------------------  ------------------------
    $0                                                                       D
-----------------------    -----------------------------------    --------------------------  ------------------------
    $0                                                                       D
-----------------------    -----------------------------------    --------------------------  ------------------------
    $0                                                                       D
-----------------------    -----------------------------------    --------------------------  ------------------------
    $0                                                                       D
-----------------------    -----------------------------------    --------------------------  ------------------------
    $0                         100,000                                       D
-----------------------    -----------------------------------    --------------------------  ------------------------

-----------------------    -----------------------------------    --------------------------  ------------------------

-----------------------    -----------------------------------    --------------------------  ------------------------

-----------------------    -----------------------------------    --------------------------  ------------------------
Explanation of Responses:

(1) Stock grant pursuant to Restricted Stock and Stock Option Plan; vsts over 5 years at 20% per year.

(2)  Stock Option  granted  pursuant to Restricted  Stock and Stock Option Plan;
     vests in full on November 7, 2005.

(3)  Stock option  granted  pursuant to Restricted  Stock and Stock Option Plan;
     vests over 5 years at 20% per year.



                                                                                /s/ Richard J. O'Brien           01/09/02
**Intentional misstatements or omissions of facts constitute Federal            ------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person  Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.